Exhibit 12
COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	FOR THE YEARS ENDED DECEMBER 31,
	2001		2002		2003		2004		2005
	(In millions, except ratio)
Earnings
Pre-tax income from continuing operations	$93		$165		$220		$153		$152
Fixed charges	30		28		27		27		32
Capitalized interest	(4)		(3)		(2)		(0)		(1)

Totals earnings available for fixed charges	$119		$190		$245		$180		$183

Fixed charges
Interest and debt costs	$29		$27		$26		$26		$31
Interest component of rent	1		1		1		1		1

Total fixed charges	$30		$28		$27		$27		$32

Ratio of earnings to fixed charges	3.97	x	6.79	x	9.07	x	6.67	x	5.72	x

For purposes of computing these ratios:
Earnings means pre-tax income from continuing operations before fixed charges less capitalized interest.
Fixed charges means the sum of the following:

— interest costs, not including interest on rate refunds; — amortization of debt costs; and — that portion of rental expense which we believe represents an interest factor.